UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

RENEWABLE ENERGY GROUP, INC.

(Name of Issuer)

COMMON STOCK

SERIES B PREFERRED STOCK

(Title of Class of Securities)

COMMON STOCK: 75972A 301

SERIES B PREFERRED STOCK: 75972A 50 9

(CUSIP Number)

Derek Bacon

c/o U.S. Renewables Group

2425 Olympic Boulevard, Suite 4050W

Santa Monica, CA 90404

(310) 586-3920

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 26, 2013

(Dates of Events which Require Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.: Common Stock: 75972A 301; Series B Preferred Stock: 75972A 50 9

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) USRG Power & Biofuels Fund II GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power: Common Stock: - 0 - Shares Series B Preferred Stock: - 0 - Shares
	8.	Shared Voting Power: Common Stock: 4,700,662 Shares* Series B Preferred Stock: 755,519 Shares
	9.	Sole Dispositive Power: Common Stock: - 0 - Shares Series B Preferred Stock: - 0 - Shares
	10.	Shared Dispositive Power: Common Stock: 4,700,662 Shares* Series B Preferred Stock: 755,519 Shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON COMMON STOCK: 4,700,662 SHARES* SERIES B PREFERRED STOCK: 755,519 SHARES
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 COMMON STOCK: 14.6% SERIES B PREFERRED STOCK: 25.2%
14.	TYPE OF REPORTING PERSON OO

*	Includes 3,189,624 shares of Common Stock and 755,519 shares of Series B Preferred Stock, which shares are convertible (assuming no accrued and unpaid dividends and no adjustments to the conversion price) into 1,511,038 shares of Common Stock. See Item 3 below.

CUSIP NO.: Common Stock: 75972A 301; Series B Preferred Stock: 75972A 50 9

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) USRG Power & Biofuels Fund II, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power: Common Stock: - 0 - Shares Series B Preferred Stock: - 0 - Shares
	8.	Shared Voting Power: Common Stock: 4,700,662 Shares* Series B Preferred Stock: 755,519 Shares
	9.	Sole Dispositive Power: Common Stock: - 0 - Shares Series B Preferred Stock: - 0 - Shares
	10.	Shared Dispositive Power: Common Stock: 4,700,662 Shares* Series B Preferred Stock: 755,519 Shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON COMMON STOCK: 4,700,662 SHARES* SERIES B PREFERRED STOCK: 755,519 SHARES
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 COMMON STOCK: 14.6% SERIES B PREFERRED STOCK: 25.2%
14.	TYPE OF REPORTING PERSON PN

CUSIP NO.: Common Stock: 75972A 301; Series B Preferred Stock: 75972A 50 9

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) USRG Power & Biofuels Fund II-A, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power: Common Stock: - 0 - Shares Series B Preferred Stock: - 0 - Shares
	8.	Shared Voting Power: Common Stock: 4,700,662 Shares* Series B Preferred Stock: 755,519 Shares
	9.	Sole Dispositive Power: Common Stock: - 0 - Shares Series B Preferred Stock: - 0 - Shares
	10.	Shared Dispositive Power: Common Stock: 4,700,662 Shares* Series B Preferred Stock: 755,519 Shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON COMMON STOCK: 4,700,662 SHARES* SERIES B PREFERRED STOCK: 755,519 SHARES
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 COMMON STOCK: 14.6% SERIES B PREFERRED STOCK: 25.2%
14.	TYPE OF REPORTING PERSON PN

CUSIP NO.: Common Stock: 75972A 301; Series B Preferred Stock: 75972A 50 9

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) USRG Management Company, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power: Common Stock: - 0 - Shares Series B Preferred Stock: - 0 - Shares
	8.	Shared Voting Power: Common Stock: 4,700,662 Shares* Series B Preferred Stock: 755,519 Shares
	9.	Sole Dispositive Power: Common Stock: - 0 - Shares Series B Preferred Stock: - 0 - Shares
	10.	Shared Dispositive Power: Common Stock: 4,700,662 Shares* Series B Preferred Stock: 755,519 Shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON COMMON STOCK: 4,700,662 SHARES* SERIES B PREFERRED STOCK: 755,519 SHARES
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 COMMON STOCK: 14.6% SERIES B PREFERRED STOCK: 25.2%
14.	TYPE OF REPORTING PERSON OO

CUSIP NO.: Common Stock: 75972A 301; Series B Preferred Stock: 75972A 50 9

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) USRG Holdco V, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power: Common Stock: - 0 - Shares Series B Preferred Stock: - 0 - Shares
	8.	Shared Voting Power: Common Stock: 4,700,662 Shares* Series B Preferred Stock: 755,519 Shares
	9.	Sole Dispositive Power: Common Stock: - 0 - Shares Series B Preferred Stock: - 0 - Shares
	10.	Shared Dispositive Power: Common Stock: 4,700,662 Shares* Series B Preferred Stock: 755,519 Shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON COMMON STOCK: 4,700,662 SHARES* SERIES B PREFERRED STOCK: 755,519 SHARES
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 COMMON STOCK: 14.6% SERIES B PREFERRED STOCK: 25.2%
14.	TYPE OF REPORTING PERSON OO

AMENDMENT NO. 2 TO SCHEDULE 13D

This Amendment No. 2 to Schedule 13D amends the previous Schedule 13D filed by the Reporting Persons on February 15, 2012, as amended by Amendment No. 1 filed on February 13, 2013 (collectively as amended, the “Original 13D”). Except as amended herein, the information set forth in the Original 13D is unchanged and has been omitted from this Amendment No. 2. Capitalized terms used herein without definition have the meanings assigned thereto in the Original 13D.

ITEM 1.	SECURITY AND ISSUER.

The first sentence of Item 1 of the Original 13D is hereby deleted in its entirety and replaced by the following:

This Statement of Beneficial Ownership on Schedule 13D (this “Schedule”) relates to the Common Stock, par value $.0001 per share (the “Common Stock”), and the Series B Preferred Stock, par value $.0001 per share (the “Series B Preferred Stock”), of Renewable Energy Group, Inc., a Delaware corporation (the “Issuer”).

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Original 13D is hereby supplemented with the following:

On January 24, 2012, in connection with the Issuer’s initial public offering as described in the Original 13D (the “IPO”), pursuant to the Issuer’s Certificate of Incorporation as then in effect, shares of the Issuer’s common stock held by Holdco V were reclassified into shares of Class A Common Stock (which were later converted into Common Stock) and shares of the Issuer’s Series A Preferred Stock held by Holdco V were converted into, among other things, shares of Class A Common Stock, shares of Series B Preferred Stock, and the right to receive additional shares of Series B preferred stock depending on whether and to what extent the underwriters of the IPO exercised their over-allotment option. Holdco V received 654,783 shares of Series B Preferred Stock upon such conversion of the Issuer’s Series A Preferred Stock.

On February 28, 2012, pursuant to the terms of the January 24, 2012 conversion of the Series A Preferred Stock effected in connection with the IPO, Holdco V received 100,736 additional shares of Series B Preferred Stock as a result of the expiration of the over-allotment option of the underwriters of the IPO. Pursuant to the Issuer’s Certificate of Incorporation, Series B Preferred Stock is convertible at the holder’s option, subject to the conditions described therein, into the number of shares of Common Stock equal to (i) the original issuance price of the Series B Preferred Stock plus accrued and unpaid dividends, divided by (ii) the applicable conversion price on the conversion date.

Consequently, Holdco V directly owns 755,519 shares of Series B Preferred Stock, which shares are convertible (assuming no accrued and unpaid dividends and no adjustments to the conversion price) into 1,511,038 shares of Common Stock, and 3,189,624 shares of Common Stock.

On April 26, 2013, the Issuer registered the class of Series B Preferred Stock under the Securities Exchange Act of 1934, as amended.

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 of the Original 13D is hereby supplemented with the following:

The shares of Common Stock and Series B Preferred Stock beneficially held by the Reporting Persons are held for investment purposes and not with the intention of acquiring control of the Issuer’s business. The Reporting Persons from time to time intend to review the investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the shares of the Issuer in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as they may deem appropriate in light of the circumstances existing from time to time. If the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of the shares of Common Stock or Series B Preferred Stock or otherwise, they may acquire additional shares of Common Stock or Series B Preferred Stock or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Reporting Persons may dispose of some or all of the shares of Common Stock or Series B Preferred Stock or other securities of the Issuer currently held by them or otherwise acquired by them either in the open market or in privately negotiated transactions.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Original 13D is hereby deleted in its entirety and replaced with the following:

(a) The Reporting Persons beneficially own 3,189,624 shares of Common Stock consequent to the automatic conversion on July 16, 2012 of Class A Common Stock into Common Stock of the Issuer, and 755,519 shares of Series B Preferred Stock, which shares are convertible (assuming no accrued and unpaid dividends and no adjustments to the conversion price) into 1,511,038 shares of Common Stock (see Item 3 above). Such shares represent in the aggregate 14.6% of the total outstanding Common Stock. The 755,519 shares of Series B Preferred Stock held by the Reporting Persons represent in the aggregate 25.2% of the total outstanding Series B Preferred Stock. Such percentages are derived from the total number of shares of Common Stock and Series B Preferred Stock outstanding as of April 1, 2013 as reported in the Issuer’s definitive proxy statement filed with the Securities and Exchange Commission on April 4, 2013. All of the shares beneficially held by the Reporting Persons are held directly by Holdco V.

Under the definition of “beneficial ownership” in the Securities Exchange Act of 1934, as amended, it is possible that the individual members, managers and executive officers of the Reporting Persons might be deemed the “beneficial owners” of some or all of the shares of Common Stock or Series B Preferred Stock insofar as they may be deemed to share the power to direct the voting or disposition of such shares. Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of such individuals is, for any purpose, the beneficial owner of any of such shares, and such beneficial ownership is expressly disclaimed.

(b) Fund II, Fund II-A, Fund II GP, Management Company and Holdco V share the power to vote or to direct the vote or to dispose or direct the disposition of the shares of Common Stock and Series B Preferred Stock held by Holdco V.

(c) Not applicable.

(d) The investment advisory clients of, or partnerships managed by, the Reporting Persons have the sole right to receive and, subject to the notice, withdrawal and/or termination provisions of such advisory contracts and partnership arrangements, the sole power to direct the receipt of dividends from, and the proceeds of sale of, any of the securities beneficially owned by such Reporting Persons on behalf of such clients or partnerships. Except as noted, no such client or partnership has an interest by virtue of such relationship that relates to more than 5% of the Common Stock or the Series B Preferred Stock.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT SECURITIES OF THE ISSUER.

Item 6 of the Original 13D is hereby supplemented with the following:

In connection with the IPO, the Issuer entered into an Investment Agreement dated as of July 15, 2011 (the “Investment Agreement”) with NGP Energy Technology Partners, L.P., Holdco V, Natural Gas Partners VIII, L.P., E D & F Man Holdings BV, Bunge North America, Inc. and West Central Cooperative, under which each of Holdco V and NGP Energy Technology Partners, L.P. is entitled to designate a qualified director nominee to stand for election as a member of our Board of Directors. The right to designate director nominees will terminate at the earlier of (i) the third anniversary of the closing of the IPO or (ii) a change of control. In addition, each of Holdco V and NGP will lose its respective right to designate a director at such time as it fails to beneficially own 50% of the shares of the Series B Preferred Stock issuable to it if the shares of Series A Preferred Stock that it owned on the date of the Investment Agreement were converted pursuant to the provisions of Section F of the Issuer’s Second Amended and Restated Certificate of Incorporation (assuming the over-allotment option for the underwriters of the IPO is not exercised). The Investment Agreement further provides that, as to any matter submitted to a vote of stockholders, the parties thereto will vote their shares of Series B Preferred Stock in a manner proportionate to the votes cast by all holders of Common Stock (without taking into account abstentions) on such matter; provided that such agreement shall be inapplicable to any matter as to which holders of the Series B Preferred Stock have the right to vote separately as a class. This description of the Investment Agreement is qualified in its entirety by reference to the full text of the Investment Agreement, a copy of which is listed as Exhibit 99.3 hereto.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Original 13D is hereby supplemented with the following:

Exhibit 99. 3	Investment Agreement, dated as of July 15, 2011, by and among the Issuer and NGP Energy Technology Partners, L.P., Holdco V, Natural Gas Partners VIII, L.P., E D & F Man Holdings BV, Bunge North America, Inc. and West Central Cooperative, (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed July 21, 2011) (File No. 001-35397).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 29, 2013

USRG POWER & BIOFUELS FUND II GP, LLC

By:	/s/ Jonathan Koch
Jonathan Koch, Managing Director

USRG POWER & BIOFUELS FUND II, LP

By:	USRG Power & Biofuels Fund II GP, LLC,
its General Partner

By:	/s/ Jonathan Koch
Jonathan Koch, Managing Director

USRG POWER & BIOFUELS FUND II-A, LP

By: USRG Power & Biofuels Fund II GP, LLC, its General Partner

By:	/s/ Jonathan Koch
Jonathan Koch, Managing Director

USRG MANAGEMENT COMPANY, LLC

By:	/s/ Jonathan Koch
Jonathan Koch, Managing Director

USRG HOLDCO V, LLC

By: USRG Management Company, LLC, its Manager

By:	/s/ Jonathan Koch
Jonathan Koch, Managing Director